Exhibit 99.4

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

Attendance Confirmation Reply Form for the 2011 Annual General Meeting

Pursuant to the Articles of Association of Guangshen Railway Company Limited (the “Company”) and the Company Law of the People’s Republic of China and relevant regulations, shareholders of the Company who intend to attend the 2011 annual general meeting of the Company (or any adjournment thereof ) (“AGM”) to be held at the Meeting Room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China, on Tuesday 22 May 2012 at 9:30 a.m. shall complete this attendance confirmation reply form.

Name	Number of shares held

Identity card number/ passport number	Telephone

Address

Date:	2012	Signature of the shareholder:

Notes:

(1)	Holders of the shares of the Company whose names appear on the registers of members of the Company at 4:30 p.m. on 20 April 2012 are entitled to complete this attendance confirmation reply form and attend the AGM.
(2)	This attendance confirmation reply form shall be completed in BLOCK LETTERS. Copies of this attendance confirmation reply form are also valid.
(3)	Please provide a copy of your identity card (or passport).
(4)	Please provide a copy of the share certificate(s) of the Company.
(5)	This attendance confirmation reply form, together with the documents mentioned in items (3) and (4) above shall be delivered to the Company in person, by post (based on the local postal stamp) or by facsimile on or before 2 May 2012.

(1) If in person or by post, please deliver to:	(2) If by facsimile, please transmit to:

Secretariat of the Board of Directors of	Secretariat of the Board of Directors of
Guangshen Railway Company Limited	Guangshen Railway Company Limited
No. 1052 Heping Road	Facsimile number: (86 -755) 25591480
Shenzhen, Guangdong Province
The People’s Republic of China
Postal Code: 518010